AR/S

0-6169

P.E.
12-31-02

03019338

WOLOHAN LUMBER CO.

2002

ANNUAL REPORT

Dear Shareholders:

Wolohan Lumber Co. is pleased to report continued progress toward the accomplishment of its strategic plan in 2002, although the Company's financial performance compared to 2001 was not as strong as we had planned. Net income in 2002 of $3.4 million was 29 percent lower than the $4.8 million earned in 2001. Basic earnings per share of $1.63 in 2002 were slightly higher than the $1.61 per share earned in 2001, resulting from fewer average shares outstanding in 2002 due to share repurchases. Most of this share repurchase was pursuant to the Company's September 2001 tender offer, in which almost 1.3 million shares were repurchased at a price of $15 per share.

Sales and net income for 2002 were negatively impacted by the ongoing effects of the Company's restructuring efforts. We ended the year with 25 stores, five fewer than were in operation on December 31, 2001, and also continued to reduce our presence in the retail do-it-yourself (DIY) segment of the market through elimination of certain product lines not necessary to meet the needs of the professional home builder and project-oriented consumer. Stores that were closed did not meet internal criteria for market share and long term growth potential. Some of the external factors contributing to the sales decline included the economic uncertainty generated by world events and significant deflation in prices for commodity wood products.

The Company organizes its stores into two primary operating divisions - Wolohan and CML. Most Wolohan stores in operation today are of the traditional "lineyard" format, well suited for the professional customer and often providing value-added manufacturing or installation services. The CML Division, named for Central Michigan Lumber, acquired by the Company in June 1998, operates with a specialized focus on serving the project-oriented consumer through an innovative marketing approach to generate sales of large-ticket projects such as pole buildings, decks, sheds, garages, kitchens and homes. The professional builder is also a primary customer of the CML division.

During 2002, the restructuring efforts of the Company, a constant internal focus for the last several years, were essentially completed. Product lines and selling teams are now well aligned to serve target customers, the Company operates on one computer system instead of the multiple platforms it had been supporting in previous years, and the administrative team serving the needs of the stores is now working from one centralized location. We believe the completion of this restructuring will allow the Company to redouble its efforts to communicate with and serve its core professional and project customers. Increased expenditures in areas such as advertising and sales training are planned to support individual store performance goals. We are also excited about our recently expanded prototype store in Grand Rapids, Michigan, spotlighting many of the Company's growth initiatives, including value-added manufacturing of trusses, wall panels, and pre-hung doors, product installation and project sales.

The Company maintained its traditionally strong balance sheet throughout 2002. The Company's restructuring activities generated excess cash beyond that which was necessary for normal working capital, equipment and other operating needs. As a result, we were able to repay essentially all of the Company's existing long term debt in 2002, and have, at the same time, increased our cash available for funding future growth opportunities.

Finally, we thank all Wolohan and CML associates for their outstanding efforts in 2002 as well as you, our shareholders, for your support. We look forward to continued progress in 2003.

Sincerely,

James L. Wolohan
Chairman of the Board,
President and Chief Executive Officer

John A. Sieggreen
Executive Vice President and
Chief Operating Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

/X/ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002.

/ / Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to __________.

Commission file number 0-6169

WOLOHAN LUMBER CO.
(Exact name of registrant as specified in its charter)

MICHIGAN	38-1746752
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1740 Midland Road, Saginaw, Michigan 48603
(Address of principal executive offices)
(989) 793-4532
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $1.00 par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
Yes [ ] No [X]

The aggregate market value of the common equity held by non-affiliates of the registrant computed by reference to the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second quarter, was approximately $22,265,000.

As of March 3, 2003 2,092,688 shares of Common Stock of the registrant were outstanding

Documents Incorporated by Reference

Portions of the definitive Proxy Statement of the registrant, dated April 2, 2003, filed pursuant to Regulation 14A are incorporated by reference into Part III.

[THIS PAGE INTENTIONALLY LEFT BLANK]

PART I

Item 1. Business.

Wolohan Lumber Co. (the "registrant") is engaged in the retail sale of a full-line of lumber and building materials and related products, used primarily for new-home construction and home-improvement projects. At March 17, 2003, the registrant operated a chain of 25 building supply stores located in Michigan, Ohio, Indiana, Kentucky and Illinois.

The registrant organizes its stores into two primary operating divisions – Wolohan and CML. Most Wolohan stores in operation today are of the traditional "lineyard" format, well suited for the professional customer and often providing value-added manufacturing or installation services. The CML Division, named for Central Michigan Lumber, acquired by the registrant in June 1998, operates with a specialized focus on serving the project-oriented consumer through an innovative marketing approach to sales of large-ticket projects such as pole buildings, decks, sheds, garages, kitchens and homes. The professional builder is also a primary customer of the CML division.

Each store provides a strong offering of quality materials, competitive prices and expert and personal service. Each location includes a retail sales area (with most stores having significant square footage devoted to displays of kitchens, doors and windows and other building materials), under-roof storage areas and an outside lumberyard area with displays of pole barns, garages, decks and storage buildings. In addition, the registrant has one truss plant, a specialty millwork operation, two wall-panel facilities and several stores with door-assembly capabilities.

The registrant sells to professional contractors and to large project-oriented consumers. The Company estimates that at least two-thirds of its sales were to professional contractors in 2002.

The registrant offers a wide range of services including house design, delivery, installation, various financing options and job-site contractor sales representatives with experienced store support coordination.

The registrant sells more than 8,000 different products which are purchased from approximately 270 suppliers. No supplier accounts for more than 5% of total purchases. The registrant purchases forest products primarily from lumber, OSB and plywood mills and the majority of all other merchandise from original producers or manufacturers.

The business of the registrant is not dependent upon a single customer or a few customers for any significant portion of sales.

The registrant believes that backlogs are not significant to its business.

The registrant is engaged in only one line of business - retail sales of lumber and building materials and related items. The classes of products include dimension lumber; OSB; sheathing plywood; building materials; building hardware; doors and windows; kitchen cabinets; trusses and components; storage barns; and other forest products, such as fencing and treated lumber.

The business of the registrant is highly competitive, and it encounters competition from both national and regional chains and from local independent merchants. Because of the variety of competition faced by the registrant and the wide range of products it sells, it is virtually impossible to determine the registrant's competitive position in the markets it serves.

The registrant holds no material patents, trademarks, licenses, franchises or concessions.

The registrant's business, like the overall retail lumber business, generally is subject to seasonal influences. The second and third quarters are generally the periods of highest sales volumes while the first quarter is usually the period of lowest sales volume.

During 2002 the registrant closed five stores which it had identified in 2001 as not meeting the financial objectives identified in the registrant's strategic profit model and accrued closing costs with respect thereto in 2001.

The registrant had approximately 654 full-time employees at December 31, 2002.

To the best of the registrant's knowledge, it is in compliance with all federal, state and local environmental protection provisions.

The registrant maintains an internet website at www.wolohan.com. The registrant makes available on or through its website, free of charge, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practical after the registrant electronically files such material with, or furnishes it to, the Securities and Exchange Commission.

Item 2. Properties.

Administrative offices are maintained in St. Johns, Michigan to support all operating units. The offices consist of a 4,400-square-foot one-story building and another 2,600 square feet of office space located above the registrant's retail store in St. Johns, Michigan. The registrant also owns and occupies, with minimal staffing, a 28,000-square-foot, two-story brick face building situated on three acres of land in Saginaw, Michigan.

As of March 3, 2003, the registrant operated 25 building supply stores in the states of Michigan, Ohio, Indiana, Kentucky and Illinois. The showroom selling space in the stores averages 18,000 square feet. In addition, total warehouse and storage space (under roof) ranges in size from 14,000 square feet to 66,000 square feet (average of 30,000 square feet).

All of the building supply stores are owned in fee by the registrant.

The registrant believes that all of its building supply stores and the display, warehouse and storage facilities and equipment located thereon are well maintained and adequate for the purpose for which they are used. A fleet of approximately 192 trucks is owned by the registrant for the delivery of its retail merchandise.

Item 3. Legal Proceedings.

Various lawsuits arising during the normal course of business are pending against the Company. In the opinion of management, the ultimate liability, if any, resulting from these matters will have no significant effect on the Company's results of operations, liquidity or financial position.

Item 4. Submission of Matters to a Vote of Security Holders.

Not applicable.

Executive Officers of the Registrant

The executive officers of the registrant are as follows:

Name	Position	Has Served In Position Since	Age
James L. Wolohan	Chairman of the Board, President and Chief Executive Officer	1994 1986 1987	51
John A. Sieggreen	Executive Vice President and Chief Operating Officer	1999	40
Daniel P. Rogers	Senior Vice President, General Merchandise Manager	1999	52
Edward J. Dean	Corporate Controller	1984	52
George I. Gibson, Jr.	Corporate Secretary	2001	54

Officers of the registrant are elected each year by the Board of Directors to serve for the ensuing year and until their successors are elected and qualified.

All of the officers of the registrant named above have held various positions with the registrant for more than five years, with the exception of Daniel P. Rogers. Mr. Rogers served as Vice President--Merchandising of Central Michigan Lumber Company prior to its acquisition by the registrant in June 1998. Thereafter he served as President of CML until elected to his current position in 1999.

PART II

Item 5. Market for the Registrant's Common Equity and Related Shareholder Matters.

COMMON STOCK DATA

The Company's common stock trades on The Nasdaq Stock Market™ under the symbol WLHN. The approximate number of record holders of the Company's stock at December 31, 2002 was 861. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share as reported on The Nasdaq Stock Market™ and the cash dividends declared per share in each fiscal quarter.

	2001			2002		
	MARKET RANGE		CASH DIVIDENDS	MARKET RANGE		CASH DIVIDENDS
	HIGH	LOW	DECLARED	HIGH	LOW	DECLARED
First Quarter	$12.00	$ 6.75	$.07	$25.00	$18.68	$.07
Second Quarter	10.75	7.62	.07	25.65	19.85	.07
Third Quarter	15.25	9.90	.07	22.22	18.75	.07
Fourth Quarter	23.15	12.95	.07	21.48	18.25	.07
Year	23.15	6.75	$.28	25.65	18.25	$.28

Item 6. Selected Financial Data.

Five year selected financial data which is set forth on page F-2 of this Annual Report, is incorporated here by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page F-4 of this Annual Report is incorporated here by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not Applicable

Item 8. Financial Statements and Supplementary Data.

The Consolidated Financial Statements beginning on page F-11 of this Annual Report are incorporated here by reference. The Quarterly Summaries on page F-3 of this Annual Report are incorporated here by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

PART III

Item 10. Directors and Executive Officers of the Registrant.

The information set forth under the captions "Information About Nominees As Directors" on pages 4 and 5 of the definitive Proxy Statement of the registrant, dated April 2, 2003, filed with the Securities and Exchange Commission pursuant to Regulation 14A is incorporated herein by reference.

Reference is made to Part I of this Report for information as to executive officers of the registrant.

Item 11. Executive Compensation.

The information set forth under the captions "Compensation Committee Report" on pages 6 and 7 and "Executive Compensation" on pages 8 and 9 of the definitive Proxy Statement of the registrant, dated April 2, 2003, filed with the Securities and Exchange Commission pursuant to Regulation 14A is incorporated herein by reference.

Item 12. Security ownership of Certain Beneficial Owners and Management.

The information set forth under the caption "Stock Ownership" on pages 3 and 4 of the definitive Proxy Statement of the registrant, dated April 2, 2003, filed with the Securities and Exchange Commission pursuant to Regulation 14A is incorporated herein by reference.

Equity Plan Compensation Information

The following table summarizes information, as of December 31, 2002, relating to the registrant's compensations plans under which its equity securities are authorized for issuance.

Plan Category	**Number of Securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))**
	(a)	(b)	(c)
Equity compensation Plans approved by security holders (1)	359,160	$11.47	212,000
Equity compensation Plans not approved by security holders	-0-	-0-	-0-
Total			

(1) These plans are the Long-Term Incentive Plans and Stock Option Plan for Non-Employee Directors

Item 13. Certain Relationships and Related Transactions.

None.

PART IV

Item 14. Controls and Procedures

As of December 31, 2002, an evaluation was performed under the supervision of and with the participation of the registrant's management, including the President and Chief Executive Officer and the Corporate Controller, of the effectiveness of the design and operation of the registrant's disclosure controls and procedures. Based on that evaluation, the registrant's management, including the President and Chief Executive Officer and the Corporate Controller, concluded that the registrant's disclosure controls and procedures were effective as of December 31, 2002. There have been no significant changes in the registrant's internal controls or in other factors that could significantly affect internal controls subsequent to December 31, 2002.

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a) (1) and (2) – The following consolidated financial statements are included herein:

Consolidated Balance Sheets – December 31, 2002 and 2001.

Consolidated Statements of Income – Years ended December 31, 2002, 2001 and 2000.

Consolidated Statements of Shareowners' Equity – Years ended December 31, 2002, 2001 and 2000.

Consolidated Statements of Cash Flows – Years ended December 31, 2002, 2001 and 2000.

Notes to consolidated financial statements as of and for the three years in the period ended December 31, 2002.

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

(3) Listing of Exhibits -- The exhibit marked by one asterisk below was filed as an exhibit to Form 10-K of the registrant for the year ended December 31, 1980; the exhibits marked with three asterisks below were filed as exhibits to Form 10-Q of the registrant for the quarter ended June 30, 1987; the exhibit marked with four asterisks below was filed as an exhibit to Form 10-K of the registrant for the year ended December 31, 1988; the exhibit marked with five asterisks below was filed as an exhibit to Form 10-Q of the registrant for the quarter ended June 30, 1990; the exhibit marked with six asterisks below was filed as an exhibit to Form 10-Q of the registrant for the quarter ended June 30, 1991; the exhibit marked with eight asterisks below was filed as an exhibit to Form 10-K of the registrant for the year ended December 31, 1994; and the exhibit marked with nine asterisks below was filed as an exhibit to Form 8-K of the registrant dated February 4, 2000 (file number 0-6169), and are incorporated herein by reference, the exhibit number in parenthesis being those in such Form 10-K, 10-Q or 8-K reports.

Exhibit (3) (a)	*Articles of Incorporation (1)
Exhibit (3) (b)	***Amendment to Articles of Incorporation (3) (a)
Exhibit (3) (c)	*****Amendment to Articles of Incorporation (6) (a) (1)
Exhibit (3) (d)	****By-laws (3) (c)
Exhibit (10) (a)	******1991 Long-Term Incentive Plan of Wolohan Lumber Co. (6) (a) (1) (X)
Exhibit (10) (b)	********Stock Option Plan for Non-Employee Directors (10) (b) (X)
Exhibit (21)	Subsidiaries of the registrant
Exhibit (23)	Consent of Independent Auditors
Exhibit (99)	*********Rights Agreement dated as of February 16, 2000 between registrant and Registrar and Transfer Company as Rights Agent (4)
Exhibit (99.1)	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit (99.2)	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(X) A compensatory plan required to be filed as an exhibit.

(b) Reports on Form 8-K.

The Company has not filed any reports on Form 8-K during the last quarter of the period covered by this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 26, 2003.

WOLOHAN LUMBER CO.

/s/ James L. Wolohan
By: James L. Wolohan
Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

/s/ Edward J. Dean
By: Edward J. Dean
Corporate Controller (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 26, 2003.

Signature	Title	Signature	Title
/s/ Hugo E. Braun, Jr. Hugo E. Braun, Jr.	Director	/s/ John A. Sieggreen John A. Sieggreen	Director
/s/ Lee A. Shobe Lee A. Shobe	Director	/s/ Charles R. Weeks Charles R. Weeks	Director
		/s/ James L. Wolohan James L. Wolohan	Director

CERTIFICATION

I, James L. Wolohan, President and Chief Executive Officer of Wolohan Lumber Co., certify that:

1. I have reviewed this annual report on Form 10-K of Wolohan Lumber Co. (the "registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls;

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 26, 2003

James L. Wolohan
James L. Wolohan
President and Chief Executive Officer

CERTIFICATION

I, Edward J. Dean, Corporate Controller of Wolohan Lumber Co., certify that:

1. I have reviewed this annual report on Form 10-K of Wolohan Lumber Co. (the "registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls;

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 26, 2003

Edward J. Dean
Edward J. Dean
Corporate Controller (Chief Financial Officer)

WOLOHAN LUMBER CO.

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002

CONTENTS

5-YEAR PERFORMANCE F-2

QUARTERLY SUMMARIES F-3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS F-4

REPORT OF MANAGEMENT F-9

INDEPENDENT AUDITORS' REPORT F-10

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS F-11

CONSOLIDATED STATEMENTS OF INCOME F-12

CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY F-13

CONSOLIDATED STATEMENTS OF CASH FLOWS F-14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS F-15

5-YEAR PERFORMANCE
(in thousands, except per-share amounts, ratios and percentages)

	2002	2001	2000	1999	1998
Income Statistics					
Net sales	$197,638	$239,895	$314,972	$405,030	$451,477
Gross profit	46,840	58,312	76,223	92,142	103,332
Store closing costs	511	3,440	2,955	1,304	1,966
Interest expense	86	423	1,158	1,541	1,828
Income before income taxes	5,174	7,256	2,404	9,535	10,113
Income taxes	1,774	2,484	817	3,259	3,334
Net income	3,400	4,772	1,587	6,276	6,779
Net income per share, basic	1.63	1.61	.33	1.19	1.05
Net income per share, assuming dilution	1.49	1.53	.33	1.17	1.03
Cash dividends declared:					
Amount per share	.28	.28	.28	.28	.28
Percent of net income	17.2%	17.7%	83.9%	23.4%	26.6%
Average shares outstanding	2,080	2,971	4,752	5,271	6,474
Balance Sheet Measures					
Current assets	$45,254	$42,537	$ 55,801	$ 82,789	$ 94,165
Other assets	18,439	16,001	14,199	14,513	18,907
Properties (net)	18,174	25,477	36,557	43,344	44,439
Total assets	81,867	84,015	106,557	140,646	157,511
Working capital	28,688	20,526	32,119	51,675	52,416
Long-term debt, net of current portion	203	307	5,111	12,593	17,091
Total liabilities	16,769	22,318	28,793	43,707	58,840
Shareowners' equity:					
Amount	65,098	61,697	77,764	96,939	98,671
Book value per share	31.40	30.44	22.95	19.27	17.78
Key Operating Percentages					
Gross profit margin	23.7%	24.3%	24.2%	22.7%	22.9%
Pre-tax profit margin	2.6%	3.0%	.8%	2.4%	2.3%
Return on sales	1.7%	2.0%	.5%	1.5%	1.5%
Return on average assets	4.1%	4.8%	1.2%	4.2%	4.2%
Return on average working capital	13.8%	18.1%	3.8%	12.1%	11.0%
Return on beginning shareowners' equity	5.5%	6.1%	1.6%	6.4%	6.2%
Return on average total invested capital	5.3%	6.6%	1.6%	5.6%	5.5%
Key Financial Ratios and Measures					
Sales to average working capital	8.0:1	9.1:1	7.5:1	7.8:1	7.3:1
Sales to average shareowners' equity	3.1:1	3.4:1	3.6:1	4.1:1	4.3:1
Sales to average total invested capital	3.1:1	3.3:1	3.3:1	3.6:1	3.7:1
Current ratio	2.7:1	1.9:1	2.4:1	2.7:1	2.3:1
Quick ratio	1.7:1	1.1:1	1.2:1	1.2:1	1.1:1
Liquidity ratio	.73:1	.22:1	.49:1	.10:1	.08:1
Debt to total assets ratio	.002:1	.004:1	.05:1	.09:1	.11:1
Capitalization ratio	.003:1	.005:1	.06:1	.11:1	.15:1
Shareowners' equity to total assets ratio	.80:1	.73:1	.73:1	.69:1	.63:1
Inventory turnover	8.76	8.70	7.87	7.31	7.69
Asset turnover	2.36	2.43	2.45	2.71	2.82
Stores					
Number of stores at end of year	25	30	40	48	55

QUARTERLY SUMMARIES
(in thousands, except per-share amounts)

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	TOTAL YEAR
2002					
Net sales	$37,870	$56,690	$59,580	$43,498	$197,638
Gross profit	8,334	13,076	13,923	11,507	46,840
Net income:					
Amount	(875)	892	1,476	1,907	3,400
Per share, basic	(.43)	.44	.71	.91	1.63
Per share, assuming dilution	(.38)	.39	.64	.84	1.49
2001					
Net sales	$44,346	$68,281	$72,278	$54,990	$239,895
Gross profit	10,443	15,530	16,693	15,646	58,312
Net income:					
Amount	(615)	1,295	2,056	2,036	4,772
Per share, basic	(.18)	.38	.63	.78	1.61
Per share, assuming dilution	(.18)	.38	.60	.73	1.53

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this report may be deemed to be forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 and are subject to the Act's safe harbor provisions. These statements are based on current expectations and involve a number of risks and uncertainties. Actual results could differ materially from the results expressed in forward-looking statements. Factors that might cause such a difference include: fluctuations in customer demand and spending, expectations of future volumes and prices for the Company's products, prevailing economic conditions affecting the retail lumber and building materials markets and seasonality of operating results and other factors, including risk factors, referred to from time to time in filings made by the Company with the Securities and Exchange Commission. The Company undertakes no obligation to update or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

Accounting Policies and Estimates

The following discussion and analysis of the results of operations and financial condition are based on the Company's financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. The Company bases these estimates on historical results and various other assumptions believed to be reasonable, the results of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

The Company's significant accounting polices are described in Note A to the consolidated financial statements. Management believes that the following accounting policies affect the more significant estimates used in preparing the consolidated financial statements.

The Company records an inventory reserve for the estimated shrinkage between physical inventories. This reserve is based primarily on actual shrink results from previous physical inventories. Changes in actual shrink results from completed physical inventories could result in revisions to previously recorded shrink expense. The Company also records an inventory reserve for the loss associated with selling discontinued inventories at below cost. This reserve is based on management's current knowledge with respect to inventory levels and historical experience relating to the liquidation of discontinued inventories. Management does not believe the Company's merchandise inventories are subject to significant risk of obsolescence.

The Company maintains an allowance for doubtful accounts related to trade receivables by providing for probable uncollectible amounts through a charge to earnings and a credit to the allowance. Management assesses the current status of individual accounts on a quarterly basis and makes adjustments to the allowance as a result of this assessment. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance.

The Company records a reserve for store closing costs in the period management identifies such stores for closing. Costs accrued for include: costs to liquidate remaining inventory, expensing of future lease payments on long-term leases, writing off leasehold improvements, severance payments and certain other ongoing fixed costs. Management reviews on a quarterly basis the balance of the reserve for each closed store and makes appropriate adjustments based on the expected months remaining until each closed store is disposed of.

Management believes it has sufficient current and historical knowledge to record reasonable estimates for its inventory reserves, allowance for uncollectible trade receivables and store closing reserve.

Results of Operations

Net income in 2002 totaled $3.4 million ($1.63 per share), compared with $4.8 million ($1.61 per share) in 2001. On a diluted basis, earnings per share were $1.49 in 2002, compared with $1.53 in 2001.

Significant items affecting net income in 2002 compared with the prior year included: (1) Gains on sale of real estate properties of $1.0 million in 2002, compared with $2.6 million recorded in 2001. (2) A LIFO credit resulting in increased gross margin dollars of $0.9 million in 2002, compared with a LIFO credit of $1.2 million in 2001. (3) Store closing costs, a portion of which were charged to cost of sales in 2001, totaled $0.5 million in 2002, compared with $3.8 million in 2001.

Earnings per share for 2002 and 2001 were positively impacted by a reduction in shares outstanding due to the Company's share repurchases, primarily through two tender offers, completed in the third quarter of 2001 and the fourth quarter of 2000. Average shares outstanding were 30-percent lower for 2002, compared with 2001 and 37-percent lower for 2001, compared with 2000.

Net income in 2001 improved to $4.8 million from $1.6 million in 2000. The improvement in 2001 net income resulted primarily from a reduction in the operating expense ratio and a slight improvement in gross margin percentage, which more than offset lower sales volume. Other significant items affecting net income in 2001 compared with the prior year included: (1) Gains on sale of real estate properties of $2.6 million in 2001, compared with $0.8 million recorded in 2000. (2) A LIFO credit resulting in increased gross margin dollars of $1.2 million in 2001, compared with a LIFO credit of $3.5 million in 2000. (3) Store closing costs, a portion of which were charged to cost of sales, totaled $3.8 million in 2001, compared with $5.0 million in 2000.

Sales of $197.6 million in 2002 were 18 percent lower than 2001 sales of $239.9 million, which were 24 percent lower than 2000 sales of $315.0 million. Comparable-store sales declined 5 percent in both 2002 and 2001, compared with the prior year. Price deflation in lumber and structural panel products, strategic product changes and a lower store count negatively impacted sales in both 2002 and 2001, compared with the prior year. The Company estimates that at least two-thirds of its sales were to the professional contractor in 2002, 2001 and 2000.

The gross profit margin in 2002 was 23.7 percent, compared with 24.3 percent in 2001 and 24.2 percent in 2000. Gross profit margin included a LIFO credit of $0.9 million, $1.2 million and $3.5 million, respectively, for 2002, 2001 and 2000. The LIFO credit in both 2002 and 2001 was due primarily to lower inventory levels resulting from reduced store count and product-line eliminations. The significant LIFO credit in 2000 was due to deflation in lumber and panel costs and lower inventory levels. The gross profit margin in 2002, excluding the provision for LIFO, was 23.2 percent, compared to 23.8 percent in 2001 and 23.1 percent in 2000.

Other operating income, which results primarily from finance charges related to receivables, rental income and gains from sale of excess equipment, totaled $2.4 million in 2002, $3.0 million in 2001 and $2.9 million in 2000.

Selling, general, and administrative expenses (excluding store-closing costs) declined 15 percent in 2002 to $40.1 million from $47.1 million in 2001 and $66.9 million in 2000, resulting in an expense factor of 20.3 percent of sales in 2002, compared with 19.6 percent and 21.2 percent in 2001 and 2000, respectively. The higher 2002 expense factor, compared with 2001, includes costs related to completing the conversion to one computer system for all stores, costs to complete the transition of all corporate administrative functions to one office and higher costs for health insurance. The lower 2001 expense factor, compared with 2000 was primarily due to significantly decreased bad debt expense, improved labor productivity and elimination of unnecessary expenses.

The closing of five stores in 2002 resulted in costs of approximately $0.5 million, compared with $3.8 million recorded in 2001 resulting from the closing of ten stores in 2001 and the identification of five additional stores to be closed or consolidated with other stores in 2002. In 2000, $5.0 million of closing costs were recorded from the closing of eight stores in 2000 and the identification of six additional stores to be closed in 2001. Store closing costs are accrued in the period management identifies such stores for closing. The portion of the closing costs related to the loss on the sale of inventory ($0.4 million in 2001 and $2.0 million in 2000) was charged to cost of sales. The closing costs in all three years were primarily related to liquidating inventories, expensing portions of future lease payments on long-term leases, writing off leasehold improvements, severance payments and certain other ongoing fixed costs. The Company will continue to evaluate store performances in terms of meeting minimum return-on-investment criteria, and additional store closings may result from this ongoing review.

Excluding store-closing costs, the total operating expense factor for 2002 was 22.6 percent of sales, compared with 22.2 percent in 2001 and 23.6 percent in 2000. Depreciation and amortization in 2002 decreased 25 percent to $4.6 million from $6.2 million in 2001, which had been lowered 16 percent from $7.3 million in 2000.

Other income and expenses netted to income of $1.1 million in 2002, compared with income of $2.6 million and $0.5 million in 2001 and 2000, respectively. The decrease in 2002 versus 2001, was due primarily to lower gains on sale of properties recorded in 2002. Gains on property sales totaled $1.0 million in 2002, compared with $2.6 million and $0.8 million for 2001 and 2000, respectively. Interest expense of $0.1 million was 80 percent lower than interest expense of $0.4 million in 2001, which in turn was 63 percent lower than interest expense of $1.2 million in 2000. The decreases reflect the reductions made in long-term debt.

The effective federal income tax rate was 34.3 percent in 2002, compared with 34.2 percent in 2001 and 34.0 percent in 2000.

Financial Condition - Liquidity and Capital Resources

Cash and cash equivalents totaled $12.1 million at year-end 2002, compared with $4.8 million at year-end 2001. Net cash provided by operating activities totaled $7.6 million in 2002, compared with $17.6 million in 2001. The decrease in net cash from operations in 2002, compared with 2001, was primarily a result of lower accrued expenses relating to closed store reserves and income taxes payable, some pre-season inventory purchases and lower net income. The decrease in net cash from operations in 2001 was primarily a result of stronger charge sales activity during the fourth quarter of 2001, compared with 2000, which increased the balance of trade receivables at year-end 2001, compared with 2000. Both years reflect the Company's aggressive collection efforts of customer receivables and reductions made in store count during the year. Lower inventory levels in both 2002 and 2001 are the result of reductions in store count and progress made in reducing non-strategic inventory at existing operations.

Investing activities provided net cash of $0.7 million in 2002, compared with cash provided by investing activities of $17.0 million in 2001. The decrease in cash from investing activities in 2002, compared with 2001, reflects no certificate of deposit activity in 2002 compared with a maturity of $10.0 million in 2001, $5.5 million less in proceeds from property sales and $0.7 million more in capital expenditures. The increase in cash from investing activities in 2001 was due to the maturities of $10 million in certificates of deposit, $4.4 million less in capital expenditures and $3.4 million more in proceeds from property sales.

Financing activities used net cash of $1.0 million in 2002 and included $2.1 million for payments on long-term debt, $0.7 million to purchase approximately 36,000 shares of Company common stock at an average price of $19.78 per share and $0.6 million for dividend payments, offset in part, by short-term bank borrowings of $1.5 million and $0.9 million of proceeds from the exercise of stock options. In 2001, net cash used in financing activities totaled $31.5 million and included $10.2 million for payments on long-term debt, $1.0 million for dividend payments and $20.4 million used to repurchase 1,392,000 shares of Company common stock at an average price of $14.63 per share. The stock repurchased in 2001 included 1.3 million shares acquired in a stock tender offer at a price of $15 per share. The Company has repurchased 5.0 million shares since Jan. 1, 1998 at an average price of $12.80 per share. The book value per share has increased to $31.40 at Dec. 31, 2002 from $22.95 per share at year-end 2000. The Company may continue to make open market purchases of its stock from time to time.

The Company has $25 million available in lines of credit arrangements for short-term debt. Borrowings of $1.5 million were outstanding at year-end 2002, compared with no outstanding balance at year-end 2001.

Working capital was $28.7 million at the end of 2002, compared with $20.5 million at year-end 2001. The Company expects that net cash provided from operating activities and available lines of credit will be adequate to meet future needs for working capital and capital expenditures for 2003.

The Company had virtually no long-term debt, net of current portion, in either 2002 or 2001.

Capital expenditures totaled $2.2 million in 2002 and consisted primarily of the expansion of an existing facility to include a new showroom, an enlarged lumberyard area and improvements to increase capabilities for wall-panelization, roof trusses and millwork, and replacements and additions of equipment at existing stores. Capital expenditures to support existing stores are expected to approximate $1.4 million in 2003. Capital expenditures have totaled $23.6 million over the last 5 years.

Invested capital (long-term debt and shareowners' equity) was 80 percent of total assets at year-end 2002 and 74 percent at year-end 2001. Shareowners' equity has been the principal financing factor over the years and accounted for 100 percent of invested capital at year-end 2002.

Effect of Inflation

The Company does not measure precisely the effect of inflation on its operations; however, it does not believe inflation had a material effect on sales or results of operations.

Environmental

The Company is subject to laws and regulations relating to the protection of the environment. While it is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly any future remediation and other compliance effects, in the opinion of management, compliance with the present environmental-protection laws will not have a material adverse effect on the financial condition of the Company or on operating results or cash flows in any one year.

Outlook

Wolohan Lumber Co. enters 2003 prepared to implement strategies designed to improve market share to its core customers: professional home builders and project-oriented consumers. Such strategies include ongoing initiatives to increase the efficiency and volume of sales made from existing value-added manufacturing facilities or due to existing offerings of value-added services such as installation, estimating and design, and specialized delivery. The Company will also place renewed focus on sales training and marketing, both important aspects of achieving growth in project sales. The Company will emphasize continued improvement in expense control as well, and expects added efficiencies created by its implementation of a common computer platform throughout all stores to assist in achieving this goal.

The Company expects to maintain its traditionally strong balance sheet in 2003 through its annual efforts at inventory management, accounts receivable review and collection, and responsible cash management. Strategies targeted at continuing the Company's track record of effectively liquidating or leasing idle properties will further improve the Company's liquidity and strengthen its balance sheet.

REPORTS OF MANAGEMENT AND INDEPENDENT AUDITORS

REPORT OF MANAGEMENT

The accompanying consolidated financial statements of Wolohan Lumber Co., together with the other financial information included in this report, were prepared by management.

The responsibility for the integrity of the consolidated financial statements, and other financial information included in this report, rests with management. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles appropriate in the circumstances and, of necessity, include certain amounts which are based on our best estimates and judgments. The other financial information included herein is consistent with that reported in the consolidated financial statements.

Wolohan Lumber Co. maintains internal accounting-control systems that are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized or illegal use and that transactions are executed and recorded in accordance with management authorization. There are limits inherent in all systems of internal control, based on the recognition that costs of such a system should not exceed the benefits to be derived. We believe the Company's system provides an appropriate balance.

The Board of Directors, through its Audit Committee, is responsible for assuring that management fulfills its responsibilities in the preparation of the consolidated financial statements. The Audit Committee meets periodically with the independent auditors and representatives of management to ensure that each is discharging its responsibilities. To ensure complete independence, Rehmann Robson has full and free access to meet with the Audit Committee to discuss the results of their audit, the adequacy of internal controls, the quality of financial reporting and other matters of mutual interest.

/s/ James L. Wolohan
James L. Wolohan
Chairman of the Board,
President and Chief Executive Officer

/s/ Edward J. Dean
Edward J. Dean
Corporate Controller

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareowners
Wolohan Lumber Co.
Saginaw, Michigan

We have audited the accompanying consolidated balance sheets of Wolohan Lumber Co. as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareowners' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wolohan Lumber Co. as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

REHMANN ROBSON

Saginaw, Michigan
February 14, 2003

WOLOHAN LUMBER CO.
CONSOLIDATED BALANCE SHEETS

(in thousands, except per-share amounts)	DECEMBER 31, 2002	2001
Assets		
Current Assets		
Cash and cash equivalents	$12,100	$ 4,798
Trade receivables, net	15,783	18,796
Inventories, net	16,368	17,499
Other current assets	1,003	1,444
Total Current Assets	45,254	42,537
Properties		
Land	3,528	4,826
Land improvements	6,414	8,002
Buildings	21,807	26,604
Equipment	24,372	31,858
Total Properties	56,121	71,290
Accumulated depreciation	(37,947)	(45,813)
Properties, Net	18,174	25,477
Other Assets		
Properties held for sale	13,117	10,383
Intangible assets, net	2,873	3,073
Other	2,449	2,545
Total Assets	$81,867	$84,015
Liabilities and Shareowners' Equity		
Current Liabilities		
Trade accounts payable	$ 6,949	$ 7,431
Employee compensation and accrued expenses	8,013	12,476
Short-term borrowings	1,500	-
Current portion of long-term debt	104	2,104
Total Current Liabilities	16,566	22,011
Long-Term Debt, net of current portion	203	307
Total Liabilities	16,769	22,318
Shareowners' Equity		
Common stock, $1 par value		
Authorized - 20,000 shares;		
issued and outstanding - 2,073 shares (2,027 in 2001)	2,073	2,027
Additional capital	539	-
Retained earnings	62,486	59,670
Total Shareowners' Equity	65,098	61,697
Total Liabilities and Shareowners' Equity	$81,867	$84,015
Book Value per Share	$ 31.40	$ 30.44

The accompanying notes are an integral part of these consolidated financial statements.

WOLOHAN LUMBER CO.
CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per-share amounts)	FOR THE YEAR ENDED DECEMBER 31, 2002	2001	2000
Net Sales	$197,638	$239,895	$314,972
Cost of sales	150,798	181,583	238,749
Gross Profit	46,840	58,312	76,223
Other operating income	2,430	3,041	2,866
Operating Expenses			
Selling, general and administrative	40,057	47,096	66,874
Depreciation and amortization	4,594	6,166	7,342
Store closing costs	511	3,440	2,955
Total Operating Expenses	45,162	56,702	77,171
Income from operations	4,108	4,651	1,918
Other Income (Expenses)			
Gain on sale of held for sale properties	1,014	2,640	831
Interest income	138	388	813
Interest expense	(86)	(423)	(1,158)
Other Income, Net	1,066	2,605	486
Income Before Income Taxes	5,174	7,256	2,404
Income taxes	1,774	2,484	817
Net Income	$ 3,400	$ 4,772	$ 1,587
Net Income Per Share, basic	$ 1.63	$ 1.61	$ .33
Net Income Per Share, assuming dilution	$ 1.49	$ 1.53	$ .33

The accompanying notes are an integral part of these consolidated financial statements.

WOLOHAN LUMBER CO.
CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

(in thousands, except per-share amounts)	Common Stock Shares	Common Stock Amount	Additional Capital	Retained Earnings	Total Shareowners' Equity
BALANCES AT DECEMBER 25, 1999	5,031	$5,031	$ 673	$91,235	$96,939
Net income for 2000				1,587	1,587
Cash dividends - $.28 per share				(1,331)	(1,331)
Shares issued under Long-Term Incentive Plan and Stock Option Plan, net of related tax benefit	11	11	141		152
Shares repurchased and retired	(1,654)	(1,654)	(814)	(17,115)	(19,583)
BALANCES AT DECEMBER 31, 2000	3,388	3,388	-	74,376	77,764
Net income for 2001				4,772	4,772
Cash dividends - $.28 per share				(843)	(843)
Shares issued under Long-Term Incentive Plan and Stock Option Plan, net of related tax benefit	31	31	383		414
Shares repurchased and retired	(1,392)	(1,392)	(383)	(18,635)	(20,410)
BALANCES AT DECEMBER 31, 2001	2,027	2,027	-	59,670	61,697
Net income for 2002				3,400	3,400
Cash dividends - $.28 per share				(584)	(584)
Shares issued under Long-Term Incentive Plan and Stock Option Plan, net of related tax benefit	82	82	1,222		1,304
Shares repurchased and retired	(36)	(36)	(683)	-	(719)
BALANCES AT DECEMBER 31, 2002	2,073	$2,073	$ 539	$62,486	$65,098

The accompanying notes are an integral part of these consolidated financial statements.

WOLOHAN LUMBER CO.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	FOR THE YEAR ENDED DECEMBER 31,		
(In thousands)	2002	2001	2000
Operating Activities			
Net income	$ 3,400	$ 4,772	$ 1,587
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	4,393	5,862	7,036
Amortization	201	305	306
Provision for losses on receivables	190	6	1,106
Effect of LIFO	(937)	(1,229)	(3,546)
Deferred income taxes (benefit)	1,158	(331)	120
Gain on sale of held for sale properties	(1,014)	(2,640)	(831)
(Gain) loss on sale of other properties	(276)	(296)	386
Common stock based compensation	46	208	223
Changes in assets and liabilities			
Trade receivables	2,823	(1,345)	15,178
Other assets	22	1,483	7,408
Inventories at FIFO cost	2,068	6,857	16,272
Accounts payable and accrued expenses	(4,444)	3,973	(10,761)
Net Cash Provided By Operating Activities	7,630	17,625	34,484
Investing Activities			
Maturities (purchases) of certificates of deposit	-	10,000	(10,000)
Additions to properties	(2,204)	(1,473)	(5,906)
Proceeds from the sale of properties	2,890	8,437	5,048
Net Cash Provided By (Used In) Investing Activities	686	16,964	(10,858)
Financing Activities			
Net short-term borrowings	1,500	-	-
Repayments of long-term debt	(2,104)	(10,182)	(4,189)
Proceeds from exercise of stock options	890	117	-
Dividends paid	(581)	(1,021)	(1,366)
Repurchase and retirement of common stock	(719)	(20,410)	(19,583)
Net Cash Used In Financing Activities	(1,014)	(31,496)	(25,138)
Increase (Decrease) In Cash and Cash Equivalents	7,302	3,093	(1,512)
Cash and cash equivalents at beginning of year	4,798	1,705	3,217
Cash and Cash Equivalents at End of Year	$12,100	$ 4,798	$ 1,705
Supplemental disclosures of cash flows information			
Interest paid	$ 118	$ 594	$ 1,202
Income taxes paid	$ 1,828	$ 2,259	$ 2,810

The accompanying notes are an integral part of these consolidated financial statements.

WOLOHAN LUMBER CO.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A—Nature of Business and Significant Accounting Practices

Organization and Business. Wolohan Lumber Co. ("WLC"), together with its wholly-owned subsidiaries Wolohan Lumber Co., LLC and Wolohan Lumber Co. of Michigan, LLC, (collectively the "Company"), is engaged in the retail sale of a full line of lumber and building materials and related merchandise through a chain of 25 (30 in 2001 and 40 in 2000) building supply stores operated in Michigan, Ohio, Indiana, Kentucky and Illinois. The stores operate primarily under the names Wolohan Lumber or CML.

The Company sells to professional contractors and large project-oriented consumers. The volume of residential construction and large project purchases can be volatile and is highly dependent on general economic conditions. A significant decrease in residential construction could have an adverse effect on the Company's operating results.

Principles of Consolidation. The consolidated financial statements of the Company include the accounts of WLC and its subsidiaries after elimination of significant intercompany accounts and transactions.

Use of Estimates. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Significant estimates include but are not limited to the allowance for bad debts, allowance for obsolete inventory, self-insured medical and workers' compensation accruals, carrying values and recovery period of intangible assets and fair value less cost to sell of held-for-sale properties. Actual results could differ from those estimates.

Concentrations of Credit Risk. Financial instruments that potentially subject the Company to significant concentrations of credit and other financial risk consist principally of cash investments and trade receivables.

The Company invests its available cash in deposits with a local bank, money market accounts and tax-exempt securities through a brokerage company. Cash balances held at financial institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. Bank balances at December 31, 2002 exceed this insured limit by approximately $871,000. Investments held by a brokerage company consist of triple-A-rated tax-exempt securities. Each of these investments is further supported by private insurance or collateral.

The Company grants credit in the normal course of business related to product sales. Concentrations of credit risk with respect to trade receivables from product sales are limited because of the large number of businesses and individual customers comprising the Company's customer base. The Company's receivables are primarily from professional contractors.

Cash and Cash Equivalents. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist principally of demand deposits in banks, money market funds and short-term tax exempt securities.

Trade Receivables. Trade receivables are stated at the amount management expects to collect from outstanding balances. Generally, no collateral is required to support trade receivables; in certain circumstances the Company files liens to protect its interest in certain accounts. Accounts are considered delinquent when not paid in accordance with payment terms. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade receivables.

Inventories. Inventories are stated at the lower of cost, determined by the last-in, first-out method ("LIFO"), or market. Current cost exceeded the LIFO value of inventories by approximately $7,231,000 at December 31, 2002 and $8,168,000 at December 31, 2001. The liquidation of certain LIFO layers decreased cost of sales and increased pre-tax income by $884,000, $1,395,000 and $637,000 in 2002, 2001 and 2000 respectively.

Properties. Properties are stated at cost. Depreciation is provided on the straight-line basis over the estimated useful life of the property. Management reviews these assets quarterly to determine whether carrying values have been impaired.

Properties Held for Sale. Properties held for sale are stated at the lower of cost or estimated fair value less costs to sell and consists of land, buildings and building improvements.

Intangible Assets. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. As of December 31, 2002 the Company has unamortized goodwill of approximately $2,773,000. Other intangible assets, which consist of customer lists and the trained employee work force, have been amortized on a straight-line basis over their expected lives, which is approximately 5 years. Amortization of intangible assets reported in 2001 and 2000 was approximately $105,000 in each year. The Company evaluates intangible assets for impairment on an annual basis.

Revenue Recognition. Revenues are generally recognized when product ordered by the customer is either delivered to the customer or when the customer picks up the product at one of the Company's retail locations. Accruals for customer discounts and rebates are provided when sales are recognized.

Income Taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and federal income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes arise from temporary basis differences principally related to inventory, store closings and properties. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the year plus or minus the change during the year in deferred tax assets and liabilities.

Advertising Expenses. The cost of advertising is expensed as incurred. The Company incurred $1,203,000, $1,132,000 and $1,254,000 in advertising costs during 2002, 2001 and 2000, respectively.

Earnings Per Share. Earnings-per-share information is based on the weighted average number of shares outstanding for the year. The effect of the assumed issuance of the performance-based incentive share awards and the assumed exercise of outstanding stock options is presented in the following table. This table presents a reconciliation of the denominator used in the calculation of basic net income per share and net income per share assuming dilution:

	Year Ended December 31,		
(in thousands)	2002	2001	2000
Weighted average number of common shares outstanding used for basic calculation	2,080	2,971	4,752
Dilutive effect of assumed issuance of performance awards and exercise of options	200	138	97
Number of shares outstanding assuming dilution	2,280	3,109	4,849

Exercisable stock options not included in the computation of diluted EPS because the option prices were greater than the average monthly market prices totaled 3,000, 154,000, and 298,000 shares, respectively, for 2002, 2001 and 2000. The exercise price for these shares averaged $23.05, $12.63 and $12.88 for 2002, 2001 and 2000, respectively.

Recent Accounting Pronouncements. In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 145. SFAS No. 145 requires that gains and losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria defined in APB Opinion No. 30 which are that the event or transaction is both unusual in nature and infrequent in occurrence. Events considered unusual should have a high degree of abnormality and be clearly unrelated to the Company's normal operations and infrequency is defined as not expected to recur in the foreseeable future. It is not expected that provisions of SFAS No. 145 will have a material impact on the financial position or results of operations of the Company.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities", which is effective for exit or disposal activities that are initiated after December 31, 2002. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issues No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. The Company is currently evaluating the effects of adopting SFAS No. 146 and cannot predict whether or not its provisions will have a material impact on its financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple events. The initial recognition and measurement provisions are effective for all guarantees within the scope of FIN 45 issued or modified after December 31, 2002. Adoption of this Interpretation is not expected to have a significant impact on the Company's financial position.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123", which is effective for years beginning after December 15, 2002. This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results. The Company is currently evaluating the effects of voluntarily adopting this statement but does not believe the provisions, if adopted, will have a material impact on its financial position or results of operations.

Fair Value of Financial Instruments. The carrying amounts of financial instruments in the accompanying consolidated balance sheet approximate their fair values.

Reclassifications. Certain amounts as originally reported in the 2001 and 2000 financial statements have been reclassified to conform to the 2002 presentation.

Note B—Valuation Accounts

The following tables present a summary of the changes in certain valuation accounts for each of the years in the three-year period ended December 31, 2002:

(in thousands)

Allowance for Doubtful Accounts	2002	2001	2000
Balance at beginning of year	$1,096	$1,891	$2,566
Provision for doubtful accounts	190	6	1,106
Amounts charged off	(299)	(801)	(1,781)
Balance at end of year	$ 987	$1,096	$1,891

Allowance for Non-Strategic Inventory	2002	2001	2000
Balance at beginning of year	$ 663	$1,730	$1,862
Net reduction of allowance	(334)	(1,067)	(132)
Balance at end of year	$ 329	$ 663	$1,730

Note C—**Shareowners' Equity and Related Matters**

The Company's Long-Term Incentive Plan was established to enable key employees to participate in the future growth and profitability of the Company by offering them long-term performance-based incentive compensation through issuance of stock options and performance share awards, which are vested based on achievement of performance goals. Performance shares awarded are earned and vested at the rate of 20% per year and become issuable 10 years after the date of award. No performance shares were awarded during 2002 and 2001 (17,300 shares were awarded in 2000 at a weighted average fair value of $10.75 per share). At December 31, 2002, there were 51,260 performance shares awarded but unissued, of which 21,710 shares are vested.

The Company also has a stock option plan for non-employee directors in addition to the options available under the Long-Term Incentive Plan for key employees. The following table summarizes information about all stock option transactions:

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price Per Share
Outstanding at December 25, 1999	312,100	$ 9.25 - 14.50	$12.74
Granted	156,400	10.06 - 11.88	10.10
Exercised	(200)	9.25	9.25
Forfeited	(36,400)	9.25 - 14.38	12.61
Outstanding at December 31, 2000	431,900	9.25 - 14.38	11.80
Granted	4,000	10.20	10.20
Exercised	(12,500)	9.25 - 10.50	9.35
Forfeited	(43,200)	9.25 - 14.38	12.79
Outstanding at December 31, 2001	380,200	9.25 - 14.38	11.75
Granted	3,000	23.05	23.05
Exercised	(66,000)	9.25 - 14.38	13.47
Forfeited	(9,300)	9.25 - 14.38	12.52
Outstanding at December 31, 2002	**307,900**	**$ 9.25 - 23.05**	**$11.47**

The number of shares exercisable were 117,720, 147,600, and 154,000 as of December 31, 2002, 2001 and 2000, respectively. The fair value of options granted was $10.19, $2.83 and $2.89 per share in 2002, 2001 and 2000, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: dividend yield of 1.2, 2.7 and 2.8 percent; expected volatility of 35, 25 and 24 percent; risk-free interest rates of 3.9, 4.9 and 5.3 percent and expected lives of 10 years for all years.

Options at December 31, 2002:

Range of Exercise Prices	Outstanding Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable Number of Shares	Weighted Average Exercise Price
$ 9.25 - 11.13	162,900	7.57	$10.05	7,900	$ 9.72
11.88 - 13.06	61,500	6.05	12.34	43,520	12.37
13.13 - 14.00	73,500	5.27	13.14	59,300	13.14
14.38 - 23.05	10,000	3.73	16.98	7,000	14.38
$ 9.25 – 23.05	307,900	6.60	$11.47	117,720	$12.70

All options expire 10 years after the date of grant. As of December 31, 2002, there are 191,000 shares reserved for future issuance under the Long-Term Incentive Plan and 21,000 shares reserved for future issuance under the stock option plan for non-employee directors.

Holders of common shares received a distribution of one right for each common share held on February 16, 2000. The rights become exercisable ten days after a person or group acquires or commences a tender or exchange offer that could result in the acquisition of 20% or more of the Company's common shares (except pursuant to an offer for all shares determined by the non-officer Directors to be fair and in the best interest of the Company and its shareowners). The rights also become exercisable 10 days after an acquisition of 20% or more of the Company's common shares by a person or group deemed by the Board of Directors to have interests adverse to those of the Company and its shareowners. Each right would, subject to certain adjustments and alternatives, entitle the rightholder to purchase common shares of the Company having a market value of $50 based on a price per share equal to 50% of the then fair market value of the shares. The rights are nonvoting, may generally be redeemed by the Company at a price of 1 cent per right and expire on February 15, 2010. The Company covenants and agrees that it will cause to be reserved and kept available out of its authorized and unissued shares of common stock the number of shares of common stock that, as provided in the Rights Agreement, will be sufficient to permit the exercise in full of all outstanding rights.

The Company has elected to continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and accordingly, because the exercise price does not exceed the fair value on the date of grant, stock options do not constitute compensation expense in the determination of net income. Had stock option compensation expense been determined pursuant to the methodology provided in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the proforma effect on results of operations would have been a reduction in net income of $89,000 or 4 cents per common share in 2002, a reduction in net income of $106,000 or 3 cents per share in 2001 and a reduction in net income of $84,000 or 1 cent per share in 2000.

On August 7, 2001, the Company announced its intention to repurchase up to 1,500,000 shares of the Company's common stock through a self-tender offer at a price of $15 per share. The tender offer was concluded on September 21, 2001, with the purchase of 1,258,307 shares. On November 9, 2000, the Company announced its intention to purchase up to 1,500,000 shares of the Company's common stock pursuant to a Dutch auction self-tender offer at a price range of $10 to $12 per share. The Dutch auction was concluded on December 15, 2000, with the purchase of 1,189,113 shares at a price of $12 per share. The Board of Directors has authorized the Company to repurchase from time to time on the open market up to 2,500,000 shares (excluding the two tender offers) of the Company's common stock. Shares repurchased on the open market totaled 36,354 shares at prices ranging from $19.75 to $20.63 in 2002, 133,692 shares at prices ranging from $10 to $19.25 in 2001, and 464,598 shares at prices ranging from $9.75 to $13 in 2000.

Note D—Debt and Lease Transactions

The Company has available, under revolving lines-of-credit arrangements with two banks, $25 million in unsecured short-term borrowings. The interest rate applicable when drawing against these lines is dependent upon a variety of formulas which utilize different money rate pricing indexes. In no case does the interest rate exceed the Prime Rate and there are no commitment fees. The terms of these credit arrangements are reviewed and generally renewed annually. At December 31, 2002, $1.5 million was outstanding under these arrangements (no borrowings were outstanding at year-end 2001). The Company also has an unused letter of credit in the amount of $1.3 million related to liability coverage.

Long-term debt consisted of the following obligations at December 31:

(in thousands)

	2002	2001
Promissory note due in monthly installments through October 2005 plus interest at 7%, collateralized by a mortgage	$283	$ 383
Other	24	28
Unsecured notes to insurance company, repaid in 2002	-	2,000
Total long-term debt	307	2,411
Current portion of long-term debt	104	2,104
Long-term debt, net of current portion	$203	$ 307

Scheduled maturities of long-term debt for each of the four years following 2003 approximate: $104,000 in 2004, $88,000 in 2005, $5,000 in 2006 and $6,000 in 2007.

The Company leases certain facilities and equipment under various operating leases which expire at various dates through 2009. Lease expense for such facilities and equipment totaled approximately $114,000 in 2002, $305,000 in 2001, and $402,000 in 2000. Future minimum lease payments for each of the next five years approximate $121,000 and aggregate $252,000 thereafter.

Note E—Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's federal deferred income tax assets, included in other assets on the accompanying balance sheets, are as follows at December 31:

(in thousands)	2002	2001
Deferred tax assets		
Basis differences in properties	$ 335	$ 522
Compensation and employee benefits	342	491
Allowance for doubtful accounts	336	384
Basis differences in inventories	126	282
Store closings	512	979
Insurance claims accrual	133	147
Other	131	268
Total deferred tax assets	$1,915	$3,073

The provisions for income taxes consist of:

	Year Ended December 31,		
(in thousands)	2002	2001	2000
Current	$ 616	$2,815	$697
Deferred (benefit)	1,158	(331)	120
Total provision for income taxes	$1,774	$2,484	$817

A reconciliation of the income tax provisions and the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes, is as follows:

	Year Ended December 31,		
(in thousands)	2002	2001	2000
Computed amount	$1,759	$2,467	$ 817
Tax exempt investment income	(18)	(11)	(35)
Other	33	28	35
Total provision for income taxes	$1,774	$2,484	$ 817

Note F—Store-Closings and Sales

During 2002, the Company closed five stores which it had identified and had accrued closing costs in 2001. Closing costs associated with these stores approximated $511,000 in 2002. The closing costs were primarily related to liquidating inventory, severance payments and absorbing certain other ongoing fixed costs. Closing costs in 2001 approximated $3.8 million, including $400,000 recorded as a charge to cost of sales, resulting from the closing of ten stores in 2001 and the identification of five additional stores to be closed in 2002. Closing costs in 2000 approximated $5.0 million, including $2.1 million recorded as a charge to cost of sales, resulting from the closing of eight stores in 2000 and the identification of six additional stores to be closed in 2001. Store closing costs are accrued in the period management identifies such stores for closing. Real estate owned related to closed stores is held for sale or lease and included with properties held for sale on the accompanying consolidated balance sheets.

Note G—Cash-Based Employee Benefit Plans

The Company has a 401(k) retirement savings and profit sharing plan under which eligible employees may contribute up to the maximum allowed under the internal revenue code. The Company matches the employees' contribution up to 1/3 of the first 6% of eligible wages. In addition, eligible employees receive a Company contribution equal to 3% of wages. Profit-sharing contributions approximated $523,000, $481,000 and $722,000 for 2002, 2001 and 2000, respectively, and contributions to the 401(k) plan were approximately $252,000, $289,000 and $386,000 for 2002, 2001 and 2000, respectively.

Note H—Contingencies

Various lawsuits arising during the normal course of business are pending against the Company. In the opinion of management, based upon discussion with legal counsel, the ultimate liability, if any, resulting from these matters will have no significant effect on the Company's consolidated results of operations, liquidity or financial position.

EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT DESCRIPTION
21	Subsidiaries of the Registrant.
23	Consent of Independent Auditors.
99.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Certification of Corporate Controller (Chief Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 21

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Wolohan Lumber Co. of Michigan, LLC	Michigan
Wolohan Lumber Co., LLC	Indiana
Wolohan Indiana Co.	Michigan

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-81566) pertaining to the 1991 Long-Term Incentive Plan of Wolohan Lumber Co. of our report dated February 14, 2003, with respect to the consolidated financial statements of Wolohan Lumber Co. included in Annual Report (Form 10-K) for the year ended December 31, 2002.

REHMANN ROBSON

March 26, 2003
Saginaw, Michigan

Exhibit 99.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

This certification is provided pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. § 1350, and accompanies the annual report on Form 10-K for the year ended December 31, 2002 (the "Form 10-K") of Wolohan Lumber Co. (the "Issuer").

I, James L. Wolohan, President and Chief Executive Officer of the Issuer, certify that:

(i) the Form 10-K fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(ii) the information contained in the Form 10-K fairly presents, in all material respects, the financial condition, results of operations and cash flows of the Issuer.

Dated: March 26, 2003

James L. Wolohan
James L. Wolohan
President and Chief Executive Officer

Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

This certification is provided pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. § 1350, and accompanies the annual report on Form 10-K for the year ended December 31, 2002 (the "Form 10-K") of Wolohan Lumber Co. (the "Issuer").

I, Edward J. Dean, Corporate Controller of the Issuer, certify that:

(i) the Form 10-K fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(ii) the information contained in the Form 10-K fairly presents, in all material respects, the financial condition, results of operations and cash flows of the Issuer.

Dated: March 26, 2003

Edward J. Dean
Edward J. Dean
Corporate Controller
(Chief Financial Officer)

CORPORATE INFORMATION

ANNUAL MEETING

The Annual Meeting of shareowners of Wolohan Lumber Co. will be held May 1, 2003, 11:00 a.m., at the Company's corporate office, 1740 Midland Road, Saginaw, Michigan. Sharehowners are welcome.

COPIES OF REPORTS

Shareowners may obtain additional copies of this report and quarterly 10-Q reports by writing to the Company's Investor Relations Dept., Wolohan Lumber Co., P.O. Box 3235, Saginaw, MI 48605. To view quarterly information please visit our website at:

http://www.wolohan.com

HEADQUARTERS

Wolohan Lumber Co. Administrative Offices
1740 Midland Road
P.O. Box 3235
Saginaw, MI 48605
(989) 793-4532

COMMON STOCK

Wolohan's common stock trades on The Nasdaq Stock Market™ under the symbol WLHN.

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 0701603572
(800) 368-5948

GENERAL COUNSEL

Dickinson Wright PLLC
500 Woodward Avenue, Suite 4000
Detroit, Michigan 48226

INDEPENDENT AUDITORS

Rehmann Robson
5800 Gratiot
Saginaw, Michigan 48603

BOARD OF DIRECTORS

James L. Wolohan
Chairman of the Board,
President and Chief Executive
Officer; Director since 1986

Hugo E. Braun, Jr.
Partner, Braun Kendrick
Finkbeiner,
Attorneys-at-Law;
Director since 1984

John A. Sieggreen
Executive Vice President
and Chief Operating Officer
Director since 1999

Charles Weeks
formerly chairman and Chief
Executive Officer of Citizens
Banking Corp., Director since
1996

Lee A. Shobe
Formerly President and
Chief Executive Officer
Of Dow Brands, Inc.;
Director since 1996

COMMITTEES

Management Review Committee
Lee A. Shobe, Chairman
Hugo E. Braun, Jr.
Charles R. Weeks

Compensation Committee
Charles R. Weeks, Chairman
Hugo E. Braun, Jr.

Audit Committee
Hugo E. Braun, Jr.
Chairman
Lee A. Shobe
Charles R. Weeks

OFFICERS

James L. Wolohan
Chairman of the Board,
President and Chief
Executive Officer

John A. Sieggreen
Executive Vice President
and Chief Operating
Officer

George I. Gibson Jr.
Corporate Secretary

Daniel P. Rogers
Senior Vice President-
General Merchandise
Manager

Edward J. Dean
Corporate Controller